Form 10-K405, Exhibit 13
period 1995-12-31
HAWAIIAN ELECTRIC CO INC; HAWAIIAN ELECTRIC INDUSTRIES INC
filed 1996-03-25
CIK 46207, 354707

                                                                 HECO EXHIBIT 13

SELECTED FINANCIAL DATA
================================================================================

HAWAIIAN ELECTRIC COMPANY, INC. AND SUBSIDIARIES

                                             1995          1994          1993          1992          1991
-------------------------------------------------------------------------------------------------------------
(dollars in thousands)
INCOME STATEMENT DATA
Years ended December 31

Operating revenues................        $  981,990    $  907,308    $  874,010    $  776,929    $  739,636
Operating expenses................           879,268       819,996       795,925       699,890       663,709
                                          ----------    ----------    ----------    ----------    ----------
Operating income..................           102,722        87,312        78,085        77,039        75,927
Other income......................            16,325        14,793        11,556         9,740         4,511
                                          ----------    ----------    ----------    ----------    ----------
Income before
 interest and other
  charges.........................           119,047       102,105        89,641        86,779        80,438
Interest and other
  charges.........................            42,024        36,144        33,515        33,101        34,228
                                          ----------    ----------    ----------    ----------    ----------
Income before
  preferred stock dividends
  of HECO.........................            77,023        65,961        56,126        53,678        46,210
Preferred stock
  dividends of HECO...............             4,126         4,316         4,421         4,525         4,600
                                          ----------    ----------    ----------    ----------    ----------
Net income for common
  stock...........................        $   72,897    $   61,645    $   51,705    $   49,153    $   41,610
                                          ==========    ==========    ==========    ==========    ==========
============================================================================================================

BALANCE SHEET DATA
At December 31

Utility plant.....................        $2,483,005    $2,293,521    $2,102,534    $1,877,404    $1,701,218
Accumulated
  depreciation....................          (762,770)     (702,945)     (641,230)     (583,031)     (536,552)
                                          ----------    ----------    ----------    ----------    ----------
Net utility plant.................        $1,720,235    $1,590,576    $1,461,304    $1,294,373    $1,164,666
                                          ==========    ==========    ==========    ==========    ==========

Total assets......................        $2,016,283    $1,889,120    $1,703,276    $1,501,330    $1,318,023
                                          ==========    ==========    ==========    ==========    ==========

Capitalization:/1/
Long-term debt....................        $  517,209    $  489,586    $  484,736    $  374,835    $  365,098
Preferred stock
  subject to mandatory
  redemption......................            41,750        44,844        46,730        48,920        50,665
Preferred stock not
  subject to mandatory
  redemption......................            48,293        48,293        48,293        36,293        36,293
Common stock equity...............           696,905       633,901       570,663       499,894       440,831
                                          ----------    ----------    ----------    ----------    ----------
Total capitalization..............        $1,304,157    $1,216,624    $1,150,422    $  959,942    $  892,887
                                          ==========    ==========    ==========    ==========    ==========
============================================================================================================

CAPITAL STRUCTURE RATIOS (%)/2/
At December 31

Debt..............................              45.5          45.5          44.1          45.9          43.1
Preferred stock...................               6.2           7.0           8.0           7.9           9.4
Common stock equity...............              48.3          47.5          47.9          46.2          47.5

/1/ Includes amounts due within one year and sinking fund requirements.
/2/ Includes amounts due within one year, short-term borrowings from nonaffiliates and affiliate, and sinking fund requirements.
NOTE: HEI owns all of HECO's common stock. Therefore, per share data is not meaningful.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS
===============================================================================

The following discussion should be read in conjunction with the consolidated financial statements and accompanying notes.

RESULTS OF OPERATIONS
-------------------------------------------------------------------------------

EARNINGS
--------

   Net income for common stock for 1995 was $72.9 million compared to $61.6 million for 1994 and $51.7 million for 1993. The 1995 net income represents an 11.0% return on the average amount of common stock equity invested in HECO and its subsidiaries (collectively, the "Company"), compared to returns of 10.2% in 1994 and 9.7% in 1993.

SALES
-----

   Consolidated sales of electricity were 8,806 million kilowatthours (KWH) for 1995, 8,593 million KWH for 1994, and 8,325 million KWH for 1993. The increases in KWH sales in 1995 and 1994 reflect the effects of a partial recovery of Hawaii's economy and warmer weather.

OPERATING REVENUES
------------------

   Operating revenues were $982.0 million in 1995, compared to $907.3 million in 1994 and $874.0 million in 1993. The 1995 increase in operating revenues of $74.7 million, or 8.2%, was due primarily to rate relief granted by the PUC, higher KWH sales and higher fuel oil prices, which were passed through to customers. The rate schedules of the Company include energy cost adjustment clauses under which electric rates are adjusted for changes in the weighted average price paid for fuel oil and certain components of purchased power costs, and the relative amounts of company-generated power and purchased power.

   Operating revenues for 1994 increased by $33.3 million, or 3.8%, over 1993 revenues due primarily to interim rate increases granted by the PUC to HECO and HELCO and higher KWH sales of electricity. The revenue increase was tempered by lower fuel oil prices, which cost savings were passed through to customers.

OPERATING EXPENSES
------------------

   Total operating expenses were $879.3 million in 1995 compared to $820.0 million in 1994 and $795.9 million in 1993. The increase in 1995 was due primarily to increases in fuel oil, purchased power, other operation, depreciation and amortization, taxes other than income taxes and income tax expenses. The increase in 1994 was due to increases in purchased power, other operation, maintenance, depreciation and amortization, taxes other than income taxes and income tax expenses, partially offset by lower fuel oil expense.

   Fuel oil expense was $207.0 million in 1995 compared to $186.7 million in 1994 and $213.3 million in 1993. The increase in fuel oil expense in 1995 was due primarily to higher fuel oil prices and higher KWH generated. The decrease in fuel oil expense in 1994 was due primarily to lower fuel oil prices and fewer KWH generated. In 1995, the Company paid an average of $20.47 per barrel of fuel oil, compared to $18.92 in 1994 and $21.09 in 1993.

   Purchased power expense was $276.4 million in 1995 compared to $271.6 million in 1994 and $258.7 million in 1993. The increase in purchased power expense in both 1995 and 1994 was due primarily to capacity and nonfuel purchased power costs paid to independent power producers (IPPs), and an increase in the number of KWH purchased, mostly by HECO. Purchased KWH provided approximately 37.5% of the total energy net generated and purchased in 1995 and 1994 compared to 34.9% in 1993.

================================================================================

   Other operation expense totaled $137.3 million in 1995, an increase of $15.6 million over the 1994 amount. The increase was due primarily to higher administrative and general employee benefit costs, which included the first full year's expense for postretirement benefits other than pensions (PBOP) required under Statement of Financial Accounting Standards (SFAS) No. 106, and the write-off of a regulatory asset (i.e. deferred cost) for the 1994 and 1993 costs of postretirement executive life insurance. In 1994, other operation expense totaled $121.7 million, an increase of $15.8 million over the 1993 amount. The increase was due primarily to higher production, transmission and distribution, and administrative and general expenses, including higher employee benefit costs and the absence in 1994 of the one-time reduction to 1993 expenses due to the establishment of a regulatory asset for vacation earned but not yet taken by employees. HEI charges for general management, administrative and support services totaled $2.5 million in 1995, $2.4 million in 1994 and $2.3 million in 1993.

   Maintenance expense in 1995 of $47.2 million increased slightly from 1994 primarily due to higher production maintenance expense, partially offset by lower weather related maintenance on the transmission and distribution systems. In 1994, maintenance expense totaled $46.4 million, a 4.8% increase from 1993 primarily due to the absence in 1994 of the one-time reduction to 1993 expenses due to the establishment of a regulatory asset for vacation earned but not yet taken by employees, and increased maintenance on the transmission and distribution systems, partially offset by lower production maintenance expenses.

   Depreciation and amortization expense was up 6.1% in 1995 to $67.6 million and up 14.0% in 1994 to $63.8 million. In both years, the increase reflects depreciation of the Company's additions to plant in service in the previous year. Additions to plant in service in 1994 consisted primarily of transmission and distribution projects. Major additions to plant in service in 1993 included HECO's Waiau-Makalapa 138-kilovolt line and MECO's 18-megawatt heat recovery unit and 20-megawatt combustion turbine unit at Maalaea.

   Taxes, other than income taxes, increased by 8.2% in 1995 to $93.0 million, and by 6.4% in 1994 to $85.9 million. These items consist primarily of taxes based on revenues, and the increases in these taxes reflect the corresponding increases in each year's operating revenues. In 1994, the increase also reflects an increase in the PUC fee rate from 0.25% to 0.5%, as a result of legislation by the Hawaii State Legislature.

OTHER INCOME
------------

   Other income for 1995 totaled $16.3 million, compared to $14.8 million for 1994 and $11.6 million for 1993. The increases in 1995 and 1994 were due primarily to higher Allowance for Equity Funds Used During Construction (AFUDC-Equity), reflecting higher average levels of construction in progress during both years.

INTEREST AND OTHER CHARGES
--------------------------

   Interest and other charges for 1995 totaled $42.0 million, compared to $36.1 million for 1994 and $33.5 million for 1993. Interest on long-term debt increased by $2.7 million in 1995 and increased by $4.3 million in 1994. The increase in 1995 was due to interest on drawdowns of tax-exempt special purpose revenue bond proceeds during 1995, and the full year's interest on the drawdowns of revenue bond proceeds in 1994. The 1995 increase in interest on long-term debt was partially offset by lower interest for first mortgage bonds resulting from the redemption of HECO's 4.55% Series N mortgage bonds of $11 million in February 1995 and lower medium-term note interest resulting from the retirement of HELCO's 4.85% medium-term note of $10 million in December 1995. The increase in interest on long-term debt in 1994 was due to interest on drawdowns of tax-exempt special purpose revenue bond proceeds during 1994 and the full year's interest on the drawdowns of revenue bond proceeds and the sale of medium-term notes in 1993. The 1994 increase in interest on long-term debt was partially offset by lower interest for first mortgage bonds resulting from the early redemptions in March 1994 of HECO's 9.125%

================================================================================

Series X mortgage bonds of $20 million, HELCO's 8.5% to 10.75% Series I, L, M and N mortgage bonds totaling $12.5 million and MECO's 8.75% to 10.75% Series I, J, K, L and M mortgage bonds totaling $15.5 million.

   Other interest charges of $9.0 million for 1995 were $4.3 million higher than for 1994 due to higher interest on short-term borrowings as a result of higher borrowing levels during the year and higher interest rates.

   Other interest charges of $4.8 million for 1994 were $2.7 million lower than for 1993 due to lower interest on short-term borrowings as a result of lower borrowing levels during the year, partially offset by higher interest rates.

COMPETITION
-----------

   The electric utility industry is becoming increasingly competitive as a result of various factors including product price, service reliability, new technologies and government actions. Competition in Hawaii is also affected by the scarcity of generation sites, various permitting processes and lack of interconnections to other electric utilities.

   The Energy Policy Act of 1992 encourages competition by allowing utilities to form generation subsidiaries without becoming subject to regulation under the Public Utility Holding Company Act of 1935. To date, these provisions have not had a significant impact on HECO and its subsidiaries.

   IPPs are well established in Hawaii and continue to actively pursue new projects. Customer self-generation, with or without co-generation, has made inroads in Hawaii and is a continuing competitive threat. In response to this threat, HECO has been able to successfully offer economic alternatives to its customers that, among other things, employ energy efficient electrotechnologies such as the heat pump water heater.

REGULATION OF ELECTRIC UTILITY RATES
------------------------------------

   The PUC has broad discretion in its regulation of the rates charged by the Company and in other matters. Any adverse decision and order (D&O) by the PUC concerning the level or method of determining electric utility rates, the authorized returns on equity or other matters, or any prolonged delay in rendering a D&O in a rate or other proceeding, could have a material adverse effect on the Company's financial condition and results of operations. Upon a showing of probable entitlement, the PUC is required to issue an interim D&O in a rate case within 10 months from the date of filing a completed application if the evidentiary hearing is completed (subject to extension for 30 days if the evidentiary hearing is not completed). There is no time limit for rendering a final D&O. Interim rate increases are subject to refund with interest, pending the final outcome of the case.

   Management cannot predict with certainty when D&Os in pending or future rate cases will be rendered or the amount of any interim or final rate increase that may be granted.

RECENT RATE REQUESTS
--------------------

   HECO and its subsidiaries have requested electric rate increases to cover rising operating costs, the cost of purchased power and the cost of plant and equipment, including the cost of new capital projects to maintain and improve service reliability.

   POSTRETIREMENT BENEFITS OTHER THAN PENSIONS
   -------------------------------------------

   In November 1994, the PUC issued a D&O that authorized full recovery of PBOP costs, determined pursuant to SFAS No. 106, effective January 1, 1995. The D&O also allowed the recovery, over the next 18 years beginning January 1, 1995, of the

================================================================================

regulatory asset related to PBOP costs. The costs of postretirement executive life insurance, however, were subsequently disallowed for HECO and MECO. See
Note 10 in the "Notes to Consolidated Financial Statements."

   HECO
   ----

   In July 1993, HECO filed a request to increase rates based on a 1994 test year. HECO requested an 8.6% increase (as revised) over rates in effect at the time of the revision, or $53.8 million in annual revenues, based on a 12.75% return on average common equity (ROACE).

   In December 1994, HECO received a final D&O authorizing an increase of 6.5%, or $40.5 million in annual revenues, effective January 1, 1995 and based on a 12.15% ROACE. The final D&O, together with the PBOP D&O, resulted in an increase of $50.5 million in annual revenues.

   In December 1993, HECO filed a request to increase rates based on a 1995 test year. HECO requested an increase of 4.1% (as revised), or $28.2 million in annual revenues, based on a 13.25% ROACE.

   In December 1995, HECO received a final D&O authorizing an increase of 1.3%, or $9.1 million in annual revenues, based on an 11.4% ROACE. The D&O required a refund to customers because HECO had previously received four interim increases totaling $18.9 million on an annualized basis, or $9.8 million more than the amount that was finally approved. The reduced rate relief resulted primarily from the lower ROACE used by the PUC in the final D&O because interest rates dropped considerably subsequent to the first interim increase, which was effective January 1, 1995 and was based on a 12.6% ROACE. The refund amount of $10.0 million (representing amounts recovered under interim rates in excess of final approved rates, with interest) was accrued in December 1995 and will be returned to customers in the first half of 1996. The D&O also did not provide revenue to cover costs relating to postretirement executive life insurance. The Company wrote-off a regulatory asset relating to such costs, resulting in a 1995 after-tax charge of $1.1 million.

   HELCO
   -----

   In November 1993, HELCO filed a request to increase rates by 13.4%, or $15.8 million in annual revenues, based on a 1994 test year and a 12.4% ROACE (which was later increased to 13.1%).

   In February 1995, HELCO received a final D&O authorizing an increase of 11.8%, or $13.7 million in annual revenues, based on a 12.6% ROACE. The final D&O, together with the PBOP D&O, resulted in $15.5 million of annual rate relief.

   In March 1995, HELCO filed a request to increase rates based on a 1996 test year. In January 1996, HELCO revised its requested increase to 7.2%, or $10.3 million in annual revenues, based on a 12.5% ROACE. In March 1996, HELCO received an interim D&O authorizing an increase of 4.8%, or $6.8 million in annual revenues, based on a 11.65% ROACE.

   HELCO plans to file a request to increase rates, based on a 1997 test year.

   MECO
   ----

   In November 1991, MECO filed a request to increase rates. In January 1993, MECO revised its requested increase to 10%, or $11.4 million in annual revenues, based on a 13.0% ROACE and a 1993 test year.

   In August 1994, MECO received a final D&O authorizing an increase of 7.0%, or $8.1 million in annual revenues, based on a 12.75% ROACE. The final D&O, together with the PBOP D&O, resulted in $10.0 million of annual rate relief.

================================================================================

   In February 1995, MECO filed a request to increase rates based on a 1996 test year. MECO's final requested increase was 3.8%, or $5.0 million in annual revenues, based on a 11.5% ROACE. In January 1996, MECO received an interim D&O authorizing an increase of 2.8%, or $3.7 million in annual revenues, based on an 11.5% ROACE, effective February 1, 1996. MECO had proposed an interim increase of $4.0 million.

   In February 1996, MECO filed a notice of intent with the PUC to increase rates, based on a 1997 test year.

   PROPERTY DAMAGE RESERVE
   -----------------------

   In March 1995, the PUC opened a generic docket to investigate whether the public utilities in the State of Hawaii should be allowed to establish property damage reserves to cover the cost of damage to their facilities and equipment caused by catastrophic disasters. HECO's overhead transmission and distribution system is susceptible to wind and earthquake damage, and its underground system is susceptible to earthquake and flood damage. The overhead and underground transmission and distribution systems (with the exception of substation buildings and contents) have a replacement value roughly estimated at approximately $2 billion and are uninsured because the amount of transmission and distribution system insurance available is limited and the premiums are extremely high. Hearings on this docket are scheduled for September 1996.

HELCO POWER SITUATION
---------------------

   In the past few years, HELCO's reserve margin has been relatively low. HELCO needs additional generating capacity and has been proceeding with plans to install two 20-megawatt (MW) combustion turbines, followed by an 18-MW heat steam recovery generator, at which time these units would be converted to a 56-MW (net) combined-cycle unit. However, installation has been delayed because HELCO has encountered procedural and other difficulties in obtaining the necessary Conservation District Use Permit amendment (CDUP) and air permit that would allow the 56-MW unit to be constructed.

   In late 1995, a contested case hearing with respect to the CDUP was conducted and the hearing officer recommended denial of the CDUP application. The Hawaii Board of Land and Natural Resources (BLNR) may decide to adopt, modify, or reject the hearing officer's recommendation. The BLNR is scheduled to make a decision on HELCO's CDUP application by March 27, 1996. If the BLNR denies HELCO's CDUP application, this would delay, if not prevent, installation of HELCO's project at the 15-acre site.

   The Hawaii Department of Health (DOH) forwarded HELCO's air permit to the Environmental Protection Agency (EPA) for its approval. In a November 1995 letter to the DOH, the EPA declined to sign HELCO's air permit. HELCO requested that the EPA reconsider this decision and the EPA agreed to reconsider based on additional information supplied by HELCO. In a second letter dated February 6, 1996, the EPA set forth information to be considered by HELCO which it feels may address HELCO's concerns regarding the emission control technology to be used, and stated that it would continue discussions with HELCO at a later date. If the EPA does not sign the permit issued by the DOH, this would delay, if not prevent, HELCO's project.

   Two IPPs have filed separate complaints against HELCO with the PUC, alleging that they are entitled to power purchase contracts to provide HELCO with additional capacity which, under HELCO's current estimates of generating capacity requirements, would be in place of the planned 56-MW addition by HELCO. In September 1995, HELCO provided proposals to the two IPPs, and further negotiations have been undertaken. On January 26, 1996, the PUC ordered that the complaint docket filed by one of the IPPs be reopened. HELCO and the IPP are to seek PUC guidance on negotiation issues if a contract has not been finalized by March 11, 1996.

================================================================================

   If HELCO's negotiations with the IPPs result in a power purchase agreement and/or if HELCO's combined-cycle unit is not installed, HELCO may be required to write-off a portion of the costs incurred in its efforts to put into service its combined-cycle unit ($43 million as of December 31, 1995) if such costs ultimately are not recoverable from customers or others.

   In January 1996, the PUC opened a generic docket relating to HELCO's contingency plan, which had been submitted to the PUC in June 1995. It was ordered that HELCO submit updated information to the PUC by March 18, 1996 and address comments by the Consumer Advocate on the June 1995 contingency plan. See Note 11 in the "Notes to Consolidated Financial Statements."

EFFECTS OF INFLATION
--------------------

   Inflation, as measured by the U.S. Consumer Price Index, averaged 2.8% in 1995, 2.6% in 1994 and 3.0% in 1993. Although the rate of inflation over the past three years has been relatively low compared with the late 1970's and early 1980's, inflation continues to have an impact on the Company's operations.

   Inflation increases operating costs and the replacement cost of assets. The Company has significant physical assets and replaces assets at costs which are much higher than those historically incurred, and requests rate relief as necessary to maintain adequate earnings. In the past, the PUC has generally approved rate relief to cover the effects of inflation. In 1993, 1994 and 1995, the Company received rate relief, in part to cover increases in operating expenses and construction costs due to inflation.

ACCOUNTING FOR THE EFFECTS OF CERTAIN TYPES OF REGULATION
---------------------------------------------------------

   In accordance with SFAS No. 71, "Accounting for the Effects of Certain Types of Regulation," the Company's financial statements reflect assets and costs based on current cost-based rate-making regulations. Management believes HECO and its subsidiaries' operations currently satisfy the SFAS No. 71 criteria. However, if events or circumstances should change so that those criteria are no longer satisfied, management believes that a material adverse effect on the Company's results of operations and financial position may result. See Note 6 in the "Notes to Consolidated Financial Statements" for further discussion.

ENVIRONMENTAL MATTERS
---------------------

   HECO and its subsidiaries are subject to environmental laws and regulations which could potentially impact the Company in terms of operating existing facilities, constructing and operating new facilities and ensuring the proper cleanup and disposal of hazardous waste and toxic substances. Management believes that the recovery through rates of most, if not all, of any costs incurred by HECO and its subsidiaries in complying with these environmental requirements would be allowed by the PUC. However, as with other costs reviewed by the PUC in the rate-making process, these costs may not be fully allowed by the PUC for rate-making purposes. Based on information available to the Company, management is not aware of any contingent liabilities relating to environmental matters that would have a material adverse effect on the Company.

ELECTRIC AND MAGNETIC FIELDS
----------------------------

   Research is ongoing about the potential adverse health effects from exposure to electric and magnetic fields (EMF). However, the scientific community has not yet reached a consensus on the nature of any health effects. HECO and its subsidiaries are participating in utility industry funded studies on the subject and are taking steps to reduce EMF, where feasible, in the design of new transmission and distribution facilities. The Company cannot predict the impact, if any, the EMF issue may have on the Company in the future.

================================================================================

ACCOUNTING CHANGE
-----------------

   See Note 1 in the "Notes to Consolidated Financial Statements."


LIQUIDITY AND CAPITAL RESOURCES
--------------------------------------------------------------------------------

   The Company believes that its ability to generate cash, both internally from operations and externally from debt and equity issues, is adequate to maintain sufficient liquidity to fund its construction programs and to cover debt and other cash requirements in the foreseeable future.

   Capital expenditures requiring the use of cash, as shown on the "Consolidated Statements of Cash Flows," totaled approximately $184.7 million in 1995, of
which   $104.0 million was attributable to HECO, $35.4 million to HELCO and
$45.3 million to MECO. Approximately 68% of the total 1995 capital expenditures was for transmission and distribution projects, including HECO's Waiau-CIP 138 kilovolt line, and approximately 32% was for generation and general plant projects, including HELCO's Keahole combustion turbines and MECO's Maalaea combustion turbine and Molokai generation expansion. Cash contributions in aid of construction received in 1995 totaled $10.4 million.

   The Company's investment in plant and equipment for 1995 was financed with cash from operating activities and cash from financing activities. Cash provided by operating activities totaled $138.2 million in 1995. Cash provided by financing activities totaled a net $32.2 million and included $27.5 million in drawdowns of proceeds from the sale of tax-exempt special purpose revenue bonds, net of long-term debt repayments. The Company used $38.0 million for common stock dividends. Short-term borrowings provided $20.9 million in cash and HEI provided $28.0 million through its purchase of HECO common stock.

   The Company's consolidated financing requirements for the years 1996 through 2000, including net capital expenditures, debt retirements and sinking fund requirements, are currently estimated to total $829 million. The Company's consolidated internal sources, after the payment of common stock and preferred stock dividends, are currently expected to provide approximately 66% of the consolidated financing requirements, with debt and equity financing providing the remaining requirements. As of December 31, 1995, an additional $170 million of revenue bonds had been authorized by the Hawaii legislature for issuance prior to the end of 1997. The Company currently estimates that it will require approximately $54 million in common equity, other than retained earnings, over the five-year period 1996 through 2000. The PUC must approve issuances of long-term debt and equity for HECO, HELCO and MECO.

   Capital expenditures include the costs of projects which are required to meet expected load growth, to improve reliability and to replace and upgrade existing equipment. Net capital expenditures, for the five-year period 1996 through 2000, are currently estimated to total $747 million. Approximately 62% of gross capital expenditures, including AFUDC and capital expenditures funded by third-party cash contributions in aid of construction, is for transmission and distribution projects, with the remaining 38% primarily for generation projects. At December 31, 1995, purchase commitments other than fuel and power purchase contracts amounted to approximately $75 million, including amounts for construction projects. Also see Note 11 in the "Notes to Consolidated Financial Statements" for a discussion of fuel and power purchase commitments.

   Capital expenditures for 1996, net of cash contributions in aid of construction and excluding AFUDC, are estimated to be $154 million, and gross capital expendi-tures are estimated to be $189 million, of which approximately 58% is for trans-mission and distribution projects. An estimated $55 million is planned for new generation projects. Drawdowns of proceeds from the sale of tax-exempt special purpose revenue bonds, sale of common stock to HEI, sales of preferred stock and the generation of funds from internal sources are expected to provide the cash needed for the net capital expenditures.

================================================================================

   Capital expenditure estimates and the timing of construction projects are reviewed periodically by management and may change significantly as a result of many considerations, including changes in economic conditions, changes in forecasts of KWH sales and peak load, the availability of purchased power, the availability of generating sites and transmission and distribution corridors, the ability to obtain adequate and timely rate relief, escalation in construction costs, demand-side management programs and requirements of environmental and other regulatory and permitting authorities.

   As of February 16, 1996, Standard & Poor's (S&P), Moody's Investors Service (Moody's) and Duff & Phelps Credit Rating Co. (D&P) rated HECO's securities as follows:


                                                S&P    Moody's     D&P
                                                ----   -------   -------
First mortgage bonds........................    BBB+   A3        A
Revenue bonds...............................    BBB+   Baa1      A-
Cumulative preferred stock..................    BBB    baa1      BBB+
Other unsecured debt........................    BBB+   Baa1      A-
Commercial paper............................    A-2    P-2       Duff 1-

==============================================================================
The above ratings are not recommendations to buy, sell or hold any securities, and such ratings may be subject to revision or withdrawal at any time by the rating agencies.

   The Company's management cannot predict with certainty future rating agency actions or their effects on the future cost of capital to the Company.

CONSOLIDATED STATEMENTS OF INCOME
================================================================================

HAWAIIAN ELECTRIC COMPANY, INC. AND SUBSIDIARIES

Years ended December 31                          1995        1994        1993
-----------------------                        ---------   ---------   ---------
(in thousands)

OPERATING REVENUES..........................   $981,990    $907,308    $874,010
                                               --------    --------    --------

OPERATING EXPENSES:
Fuel oil....................................    207,001     186,717     213,285
Purchased power.............................    276,364     271,636     258,723
Other operation.............................    137,349     121,740     105,957
Maintenance.................................     47,225      46,427      44,281
Depreciation and amortization...............     67,649      63,779      55,960
Taxes, other than income taxes..............     92,961      85,877      80,712
Income taxes................................     50,719      43,820      37,007
                                               --------    --------    --------

                                                879,268     819,996     795,925
                                               --------    --------    --------

OPERATING INCOME............................    102,722      87,312      78,085
                                               --------    --------    --------

OTHER INCOME:
Allowance for equity funds used during
 construction...............................     10,202       9,064       6,973
Other, net..................................      6,123       5,729       4,583
                                               --------    --------    --------

                                                 16,325      14,793      11,556
                                               --------    --------    --------

INCOME BEFORE INTEREST AND OTHER CHARGES....    119,047     102,105      89,641
                                               --------    --------    --------

INTEREST AND OTHER CHARGES:
Interest on long-term debt..................     34,088      31,369      27,046
Amortization of net bond premium and
 expense....................................      1,273       1,208         774
Other interest charges......................      9,016       4,763       7,467
Allowance for borrowed funds used during
 construction...............................     (5,112)     (4,043)     (3,869)
Preferred stock dividends of subsidiaries...      2,759       2,847       2,097
                                               --------    --------    --------

                                                 42,024      36,144      33,515
                                               --------    --------    --------

INCOME BEFORE PREFERRED STOCK DIVIDENDS
 OF HECO....................................     77,023      65,961      56,126
Preferred stock dividends of HECO...........      4,126       4,316       4,421
                                               --------    --------    --------

NET INCOME FOR COMMON STOCK.................   $ 72,897    $ 61,645    $ 51,705
                                               ========    ========    ========


CONSOLIDATED STATEMENTS OF RETAINED EARNINGS
================================================================================

HAWAIIAN ELECTRIC COMPANY, INC. AND SUBSIDIARIES


Years ended December 31                     1995        1994        1993
-----------------------                   ---------   ---------   ---------
(in thousands)

RETAINED EARNINGS, BEGINNING OF YEAR...   $308,535    $275,401    $249,583
Net income for common stock............     72,897      61,645      51,705
Common stock dividends.................    (38,007)    (28,511)    (25,887)
                                          --------    --------    --------

RETAINED EARNINGS, END OF YEAR.........   $343,425    $308,535    $275,401
                                          ========    ========    ========

See accompanying "Notes to Consolidated Financial Statements."

CONSOLIDATED BALANCE SHEETS
===============================================================================
HAWAIIAN ELECTRIC COMPANY, INC. AND SUBSIDIARIES

December 31                                              1995          1994
-----------                                          -----------   -----------
(in thousands)
ASSETS
UTILITY PLANT, AT COST:
Land...............................................   $   27,578    $   27,108
Plant and equipment................................    2,263,300     2,101,447
Less accumulated depreciation......................     (762,770)     (702,945)
Plant acquisition adjustment, net..................          667           719
Construction in progress...........................      191,460       164,247
                                                      ----------    ----------
    NET UTILITY PLANT..............................    1,720,235     1,590,576
                                                      ----------    ----------

CURRENT ASSETS:
Cash and equivalents...............................           20        10,694
Customer accounts receivable, net..................       67,698        60,406
Accrued unbilled revenues, net.....................       43,695        38,435
Other accounts receivable, net.....................        5,355        10,302
Fuel oil stock, at average cost....................       13,469        21,966
Materials and supplies, at average cost............       20,538        20,108
Prepayments and other..............................        2,297         2,028
                                                      ----------    ----------
    TOTAL CURRENT ASSETS...........................      153,072       163,939
                                                      ----------    ----------

OTHER ASSETS:
Regulatory assets..................................       97,114        92,524
Unamortized debt expense...........................       10,022         9,662
Long-term receivables and other....................       35,840        32,419
                                                      ----------    ----------
    TOTAL OTHER ASSETS.............................      142,976       134,605
                                                      ----------    ----------

                                                      $2,016,283    $1,889,120
                                                      ==========    ==========

CAPITALIZATION AND LIABILITIES
CAPITALIZATION (see Consolidated
 Statements of Capitalization):
Common stock equity................................   $  696,905   $  633,901
Cumulative preferred stock:
 Not subject to mandatory redemption...............       48,293       48,293
 Subject to mandatory redemption...................       39,955       42,470
Long-term debt, net................................      487,306      468,653
                                                      ----------   ----------
    TOTAL CAPITALIZATION...........................    1,272,459    1,193,317
                                                      ----------   ----------

CURRENT LIABILITIES:
Long-term debt due within one year.................       29,903       20,933
Preferred stock sinking fund requirements..........        1,795        2,374
Short-term borrowings--nonaffiliates...............      131,753      117,866
Short-term borrowings--affiliate...................        7,000           --
Accounts payable...................................       48,691       54,662
Interest and preferred dividends payable...........        9,954        8,575
Taxes accrued......................................       42,968       42,966
Other..............................................       37,573       30,111
                                                      ----------   ----------
    TOTAL CURRENT LIABILITIES......................      309,637      277,487
                                                      ----------   ----------

DEFERRED CREDITS AND OTHER LIABILITIES:
Deferred income taxes..............................      116,963      108,362
Unamortized tax credits............................       45,935       44,939
Other..............................................       79,435       86,380
                                                      ----------   ----------
    TOTAL DEFERRED CREDITS AND OTHER LIABILITIES...      242,333      239,681
                                                      ----------   ----------

CONTRIBUTIONS IN AID OF CONSTRUCTION...............      191,854      178,635
                                                      ----------   ----------

                                                      $2,016,283   $1,889,120
                                                      ==========   ==========

See accompanying "Notes to Consolidated Financial Statements."

CONSOLIDATED STATEMENTS OF CAPITALIZATION
================================================================================
HAWAIIAN ELECTRIC COMPANY, INC. AND SUBSIDIARIES

December 31                                                       1995         1994
-----------                                                   ------------   --------
(dollars in thousands, except per share amounts)
COMMON STOCK EQUITY:
Common stock of $6 2/3 par value.
 Authorized: 50,000,000 shares. Outstanding: 1995,
 12,302,657 shares and 1994, 11,813,147 shares.......             $ 82,031   $ 78,766
Premium on capital stock.............................              271,449    246,600
Retained earnings....................................              343,425    308,535
                                                                  --------   --------

  COMMON STOCK EQUITY................................              696,905    633,901
                                                                  --------   --------
CUMULATIVE PREFERRED STOCK:
Authorized: 5,000,000 shares of $20 par value and
 7,000,000 shares of $100 par value. Outstanding:
 1995, 1,792,157 shares and 1994, 1,823,097
 shares.

                                      SHARES
                                   OUTSTANDING
                PAR                DECEMBER 31,
SERIES         VALUE                  1995
------       -------               ------------
SERIES NOT SUBJECT TO MANDATORY REDEMPTION:
C-4 1/4%     $ 20 (HECO).......       150,000........     3,000       3,000
D-5%           20 (HECO).......        50,000........     1,000       1,000
E-5%           20 (HECO).......       150,000........     3,000       3,000
H-5 1/4%       20 (HECO).......       250,000........     5,000       5,000
I-5%           20 (HECO).......        89,657........     1,793       1,793
J-4 3/4%       20 (HECO).......       250,000........     5,000       5,000
K-4.65%        20 (HECO).......       175,000........     3,500       3,500
M-8.05%       100 (HECO).......        80,000........     8,000       8,000
A-8 7/8%      100 (HELCO)......        30,000........     3,000       3,000
G-7 5/8%      100 (HELCO)......        70,000........     7,000       7,000
A-8%          100 (MECO).......        20,000........     2,000       2,000
B-8 7/8%      100 (MECO).......        10,000........     1,000       1,000
H-7 5/8%      100 (MECO).......        50,000........     5,000       5,000
                                    ---------            ------      ------

                                    1,374,657........    48,293      48,293
                                    =========            ------      ------

SERIES SUBJECT TO MANDATORY REDEMPTION:
O-11 1/2%    $100 (HECO).......            --........        --         800
Q-7.68%       100 (HECO).......        88,000........     8,800       9,204
R-8.75%       100 (HECO).......       190,000........    19,000      20,000
C-9 1/4%      100 (HELCO)......         4,000........       400         600
D-12 3/4%     100 (HELCO)......         6,000........       600         650
E-12.25%      100 (HELCO)......         7,000........       700         750
F-8.5%        100 (HELCO)......        60,000........     6,000       6,000
D-8 3/4%      100 (MECO).......        10,500........     1,050       1,240
E-12 1/4%     100 (MECO).......            --........        --         200
F-13 3/4%     100 (MECO).......         2,000........       200         400
G-8.5%        100 (MECO).......        50,000........     5,000       5,000
                                      -------            ------      ------

                                      417,500........    41,750      44,844
                                      =======
Less sinking fund requirements due within one year...     1,795       2,374
                                                         ------      ------

                                                         39,955      42,470
                                                         ------      ------

  CUMULATIVE PREFERRED STOCK.........................    88,248      90,763
                                                         ------      ------

                                                                     (continued)

See accompanying "Notes to Consolidated Financial Statements."

================================================================================
HAWAIIAN ELECTRIC COMPANY, INC. AND SUBSIDIARIES

December 31                                                  1995         1994
-----------                                               ----------   ----------
(in thousands)
LONG-TERM DEBT:
First mortgage bonds:
 HECO:
   4.55-5.75%, due 1995 through 1997...................   $   13,000   $   24,000
   7 5/8%, due 2002....................................       10,000       10,000
                                                          ----------   ----------
                                                              23,000       34,000
                                                          ----------   ----------
 HELCO:
   7 3/4-7 7/8%, due 2002 through 2003.................        5,000        5,000
                                                          ----------   ----------

 MECO:
   7 3/4-7 7/8%, due 2002 through 2003.................        7,000        7,000
                                                          ----------   ----------

      Total first mortgage bonds.......................       35,000       46,000
                                                          ----------   ----------

Obligations to the State of Hawaii for the repayment
of Special Purpose Revenue Bonds:
 HECO, 6.60%, series 1995A, due 2025...................       40,000           --
 HELCO, 6.60%, series 1995A, due 2025..................        5,000           --
 MECO, 6.60%, series 1995A, due 2025...................        2,000           --
 HECO, 5.45%, series 1993, due 2023....................       50,000       50,000
 HELCO, 5.45%, series 1993, due 2023...................       20,000       20,000
 MECO, 5.45%, series 1993, due 2023....................       30,000       30,000
 HECO, 6.55%, series 1992, due 2022....................       40,000       40,000
 HELCO, 6.55%, series 1992, due 2022...................       12,000       12,000
 MECO, 6.55%, series 1992, due 2022....................        8,000        8,000
 HECO, 7 3/8%, series 1990C, due 2020..................       25,000       25,000
 HELCO, 7 3/8%, series 1990C, due 2020.................       10,000       10,000
 MECO, 7 3/8%, series 1990C, due 2020..................       20,000       20,000
 HECO, 7.60%, series 1990B, due 2020...................       21,000       21,000
 HELCO, 7.60%, series 1990B, due 2020..................        4,000        4,000
 HECO, 7.35%, series 1990A, due 2020...................       16,000       16,000
 HELCO, 7.35%, series 1990A, due 2020..................        3,000        3,000
 MECO, 7.35%, series 1990A, due 2020...................        1,000        1,000
 HECO, 7 5/8%, series 1988, due 2018...................       30,000       30,000
 HELCO, 7 5/8%, series 1988, due 2018..................       11,000       11,000
 MECO,  7 5/8%, series 1988, due 2018..................        9,000        9,000
 HECO, 6 7/8%, refunding series 1987, due 2012.........       42,580       42,580
 HELCO, 6 7/8%, refunding series 1987, due 2012........        7,200        7,200
 MECO, 6 7/8%, refunding series 1987, due 2012.........        7,720        7,720
 HELCO, 7.20%, series 1984, due 2014...................       11,400       11,400
                                                          ----------   ----------
                                                             425,900      378,900
 Less funds on deposit with trustees...................          943        3,391
                                                          ----------   ----------

      Total obligations to the State of Hawaii.........      424,957      375,509
                                                          ----------   ----------

Other long-term debt - unsecured:
 HECO, 5.15% note, due 1996............................       20,000       20,000
 HECO, 5.83% note, due 1998............................       30,000       30,000
 HELCO, 4.85% note, paid in 1995.......................           --       10,000
 MECO, 5.15% note, due 1996............................       10,000       10,000
                                                          ----------   ----------
      Total other long-term debt - unsecured...........       60,000       70,000
                                                          ----------   ----------
      Total long-term debt.............................      519,957      491,509
Less unamortized discount..............................        2,748        1,923
Less amounts due within one year, net of discount......       29,903       20,933
                                                          ----------   ----------
   LONG-TERM DEBT, NET.................................      487,306      468,653
                                                          ----------   ----------

      TOTAL CAPITALIZATION.............................   $1,272,459   $1,193,317
                                                          ==========   ==========

See accompanying "Notes to Consolidated Financial Statements."

CONSOLIDATED STATEMENTS OF CASH FLOWS
================================================================================
HAWAIIAN ELECTRIC COMPANY, INC. AND SUBSIDIARIES

Years ended December 31                                 1995         1994         1993
-----------------------                              ----------   ----------   ----------
(in thousands)
CASH FLOWS FROM OPERATING ACTIVITIES:
Income before preferred stock dividends of HECO...   $  77,023    $  65,961    $  56,126
Adjustments to reconcile income before
 preferred stock dividends of HECO to net
 cash provided by operating activities:
   Depreciation and amortization of property,
     plant and equipment..........................      67,649       63,779       55,960
   Other amortization.............................       9,389        4,521        3,338
   Deferred income taxes..........................       9,767          855       (1,952)
   Tax credits, net...............................       2,698        3,271        4,086
   Allowance for equity funds used during
     construction.................................     (10,202)      (9,064)      (6,973)
   Changes in assets and liabilities:
     Increase in accounts receivable..............      (2,345)      (6,696)      (1,924)
     Decrease (increase) in accrued unbilled
      revenues....................................      (5,260)      (3,700)         912
     Decrease (increase) in fuel oil stock........       8,497       (3,778)       1,914
     Decrease (increase) in materials and
      supplies....................................        (430)         131       (2,398)
     Increase in regulatory assets................      (4,247)      (9,885)      (9,606)
     Increase (decrease) in accounts payable......      (5,971)      12,854       (2,273)
     Increase (decrease) in interest and
      preferred dividends payable.................       1,379       (1,757)       1,287
     Other........................................      (9,711)     (14,170)         (92)
                                                     ---------    ---------    ---------

NET CASH PROVIDED BY OPERATING ACTIVITIES.........     138,236      102,322       98,405
                                                     ---------    ---------    ---------

CASH FLOWS FROM INVESTING ACTIVITIES:
Capital expenditures..............................    (184,689)    (186,461)    (205,943)
Contributions in aid of construction..............      10,417       15,112       20,158
Issuance of notes receivable......................      (6,825)          --           --
                                                     ---------    ---------    ---------

NET CASH USED IN INVESTING ACTIVITIES.............    (181,097)    (171,349)    (185,785)
                                                     ---------    ---------    ---------

CASH FLOWS FROM FINANCING ACTIVITIES:
Net increase (decrease) in short-term
 borrowings from nonaffiliates and
 affiliate with original maturities
 of three months or less..........................      20,887       76,938      (81,248)
Proceeds from other short-term borrowings.........          --           --       25,259
Repayment of other short-term borrowings..........          --           --      (25,259)
Proceeds from issuance of long-term debt..........      48,544       52,814      156,788
Repayment of long-term debt.......................     (21,000)     (48,027)     (46,901)
Proceeds from issuance of preferred stock.........          --           --       12,000
Redemption of preferred stock.....................      (3,094)      (1,886)      (2,190)
Preferred stock dividends.........................      (4,126)      (4,316)      (4,421)
Proceeds from issuance of common stock............      28,000       30,000       45,000
Capital stock expense.............................          (7)         (59)         (84)
Common stock dividends............................     (38,007)     (28,511)     (25,887)
Other.............................................         990          846        5,362
                                                     ---------    ---------    ---------

NET CASH PROVIDED BY FINANCING ACTIVITIES.........      32,187       77,799       58,419
                                                     ---------    ---------    ---------

Net increase (decrease) in cash and equivalents...     (10,674)       8,772      (28,961)
CASH AND EQUIVALENTS, BEGINNING OF YEAR...........      10,694        1,922       30,883
                                                     ---------    ---------    ---------

CASH AND EQUIVALENTS, END OF YEAR.................   $      20    $  10,694    $   1,922
                                                     =========    =========    =========

See accompanying "Notes to Consolidated Financial Statements."

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
================================================================================
HAWAIIAN ELECTRIC COMPANY, INC. AND SUBSIDIARIES
--------------------------------------------------------------------------------
1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
--------------------------------------------------------------------------------

BASIS OF FINANCIAL STATEMENT PRESENTATION
-----------------------------------------

   The financial statements have been prepared in conformity with generally accepted accounting principles (GAAP). In preparing the financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the balance sheet and the reported amounts of revenues and expenses for the period. Actual results could differ significantly from those estimates.

   Examples of such estimates involving material amounts reflected in the financial statements include the amounts reported for regulatory assets and for pension and other postretirement benefit obligations. Management believes that such estimates have been appropriately established in accordance with GAAP.

CONSOLIDATION
-------------

   The consolidated financial statements include the accounts of Hawaiian Electric Company, Inc. (HECO) and its wholly owned subsidiaries (collectively, the "Company"), Maui Electric Company, Limited (MECO) and Hawaii Electric Light Company, Inc. (HELCO). HECO is a wholly owned subsidiary of Hawaiian Electric Industries, Inc. (HEI).

   All significant intercompany accounts and transactions have been eliminated in consolidation.

PUBLIC UTILITY COMMISSION REGULATION
------------------------------------

   The Company is regulated by the Public Utilities Commission of the State of Hawaii (PUC) and accounts for the effects of regulation under Statement of Financial Accounting Standards (SFAS) No. 71, "Accounting for the Effects of Certain Types of Regulation." As a result, the actions of regulators can affect the timing of recognition of revenues, expenses, assets and liabilities.

PROPERTY, PLANT AND EQUIPMENT
-----------------------------

   Property, plant and equipment are stated at cost. The cost of plant constructed by the Company includes applicable engineering, supervision, administrative and general expenses, and an allowance for the cost of funds used during the construction period. Upon the ordinary retirement or sale of plant, no gain or loss is recognized. The cost of the plant retired or sold and the cost of removal (net of salvage obtained) are charged to accumulated depreciation.

CONTRIBUTIONS IN AID OF CONSTRUCTION
------------------------------------

   The Company receives contributions from customers for special construction requirements. As directed by the PUC, the contributions are amortized on a straight-line basis over 30 years, which approximates the estimated useful lives of the facilities for which the contributions were received. This amortization is an offset against depreciation expense.

REVENUES
--------

   Revenues are based on rates authorized by the PUC and include revenues appli-cable to electric energy consumed in the accounting period but not yet billed to the customers. Revenue amounts recorded under PUC approved interim rate adjust-ments are subject to refund, with interest, pending final authorization by the PUC.

   The rate schedules of the Company include energy cost adjustment clauses under which electric rates are adjusted for changes in the weighted average price paid for fuel oil and certain components of purchased power, and the relative amounts of

================================================================================
HAWAIIAN ELECTRIC COMPANY, INC. AND SUBSIDIARIES
--------------------------------------------------------------------------------

company-generated power and purchased power.

POSTRETIREMENT AND POSTEMPLOYMENT BENEFITS
------------------------------------------

   Pension costs are charged primarily to expense and plant accounts. The Company's policy is to fund pension costs in amounts consistent with the requirements of the Employee Retirement Income Security Act of 1974. Certain postretirement health care and/or life insurance benefits are provided to eligible retired employees and the employees' beneficiaries and covered dependents. In 1995, these postretirement benefits were charged primarily to expense and plant. In 1994 and 1993, these postretirement benefits were charged primarily to regulatory assets and expense. See Note 10.

   In November 1992, the Financial Accounting Standards Board (FASB) issued SFAS No. 112, "Employers' Accounting for Postemployment Benefits." This statement requires employers to recognize the obligation to provide postemployment benefits in accordance with SFAS No. 43, "Accounting for Compensated Absences," if the obligation is attributable to employees' services already rendered, employees' rights to those benefits accumulate or vest, payment of the benefits is probable, and the amount of the benefits can be reasonably estimated. The Company adopted the provisions of SFAS No. 112 on January 1, 1994. The implementation of SFAS No. 112 did not have a material effect on the Company's financial condition or results of operations.

DEPRECIATION
------------

   Depreciation of plant and equipment is computed primarily using the straight-line method over the estimated useful lives of the assets. The composite annual depreciation rate was 3.8% in 1995 and 3.9% in 1994 and 1993.

PREMIUM, DISCOUNT AND EXPENSE
-----------------------------

   The expenses of issuing long-term debt securities and the premiums or discounts at which they were sold are amortized against income over the terms of the respective securities.

ALLOWANCE FOR FUNDS USED DURING CONSTRUCTION
--------------------------------------------

   Allowance for funds used during construction (AFUDC) is an accounting practice whereby the costs of debt and equity funds used to finance plant construction are transferred from the income statement to construction in progress on the balance sheet. This procedure removes the effect of the costs of financing construction activity from the income statement and treats such costs in the same manner as construction labor and material costs.

   The weighted average gross-of-tax AFUDC rate was 9.4% in 1995 and 1994 and 9.3% in 1993 and reflected quarterly compounding.

INCOME TAXES
------------

   HECO and its subsidiaries are included in the consolidated income tax returns of HECO's parent, HEI. Income tax expense has been computed for financial statement purposes as if HECO and its subsidiaries filed separate consolidated HECO income tax returns.

   Deferred income tax assets and liabilities are established for the temporary differences between the financial reporting basis and the tax basis of the Company's assets and liabilities at enacted tax rates expected to be in effect when such deferred tax assets or liabilities are realized or settled.

   Federal and state tax credits are deferred and amortized over the estimated useful lives of the properties which qualified for the credits.

================================================================================
HAWAIIAN ELECTRIC COMPANY, INC. AND SUBSIDIARIES
--------------------------------------------------------------------------------

CASH FLOWS
----------

   The Company considers cash on hand, deposits in banks, money market accounts, certificates of deposit, short-term commercial paper and reverse repurchase agreements with original maturities of three months or less to be cash and equivalents.

ENVIRONMENTAL EXPENDITURES
--------------------------

   The Company is subject to numerous federal and state statutes and governmental regulations pertaining to water quality, air quality and other environmental factors. In general, environmental contamination treatment costs are charged to expense, unless it is probable such costs will be recovered through rates authorized by the PUC. Also, environmental costs are capitalized if: the costs extend the life, increase the capacity, or improve the safety or efficiency of property owned; the costs mitigate or prevent environmental contamination that has yet to occur and that otherwise may result from future operations; or the costs are incurred in preparing property for sale. Liabilities are recorded when environmental assessments and/or remedial efforts are probable, and the cost can be reasonably estimated. Corresponding regulatory assets are recorded when it is probable that such costs would be allowed by the PUC as reasonable and necessary costs of service to be recovered in future rates.

ACCOUNTING CHANGE - 1996 IMPLEMENTATION
---------------------------------------

   In March 1995, the FASB issued SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of." SFAS No. 121 requires that long-lived assets and certain identifiable intangibles held and used by an entity be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If the sum of the expected future cash flows derived from an asset is less than the carrying amount of the asset, an impairment loss is recognized. Measurement of that loss is based on the fair value of the asset. Generally, SFAS No. 121 requires that long-lived assets and certain identifiable intangibles to be disposed of be reported at the lower of carrying amount or fair value less cost to sell. SFAS No. 121 also requires that a rate-regulated enterprise recognize an impairment loss for the amount of costs excluded by a regulator from the enterprise's rate base. The Company adopted the provisions of SFAS No. 121 on January 1, 1996. The adoption of SFAS No. 121 did not have a material effect on the Company's financial condition or results of operations.


2.  CUMULATIVE PREFERRED STOCK
--------------------------------------------------------------------------------

   The following series of cumulative preferred stock are redeemable at the option of the respective company and are subject to voluntary liquidation provisions as follows:

                                               Voluntary
                                              liquidation     Redemption
                                                 price          price
                                              December 31,   December 31,
Series                                            1995           1995
------                                        ------------   ------------

C, D, E, H, J and K (HECO).................        $ 20.00        $ 21.00
I (HECO)...................................          20.00          20.00
M (HECO)...................................         100.00         101.00
A (HELCO)..................................         101.00         101.00
A and B (MECO).............................         101.00         101.00

================================================================================
HAWAIIAN ELECTRIC COMPANY, INC. AND SUBSIDIARIES
--------------------------------------------------------------------------------

   The following series of cumulative preferred stock are subject to mandatory sinking fund, voluntary liquidation and optional redemption provisions as indicated below:

                Annual sinking fund provision      Voluntary       Optional
               --------------------------------   liquidation     redemption
               Number of shares                      price          price
               -----------------   Commencement   December 31,   December 31,
Series         Minimum   Maximum       date           1995           1995
------------   -------   -------   ------------   ------------   ------------
Q (HECO)....     4,000     4,000        1/15/93        $100.00        $111.12
R (HECO)....    10,000    20,000        1/15/95         100.00         105.83
C (HELCO)...     1,000     2,000       10/15/85         101.00         101.00
D (HELCO)...       500       500       10/15/88         105.85         105.85
E (HELCO)...       500       500       10/15/90         106.39         106.39
F (HELCO)...    10,000    20,000        1/15/00         100.00         105.46
D (MECO)....       950     1,900        7/15/89         101.00         101.00
F (MECO)....     1,000     2,000       10/15/92         103.62         103.62
G (MECO)....     8,333    16,667        1/15/00         100.00         105.46

--------------------------------------------------------------------------------

   Shares redeemed under the annual sinking fund provisions are redeemable at par value of $100.

   Under optional redemption provisions, shares are redeemable at the option of the respective company at redemption prices shown above (except that prior to specific dates, no shares of certain series of preferred stock may be redeemed). In the event of voluntary liquidation, preferred shareholders would be entitled, insofar as the assets of the Company would permit, to the liquidation prices shown above.

   The total minimum sinking fund requirements on preferred stock subject to mandatory redemption are $1,795,000 in 1996 and 1997, $1,695,000 in 1998 and
1999, $3,428,300 in 2000 and a total of $31,341,700 thereafter.

   HECO is obligated to make dividend, redemption and liquidation payments on the preferred stock of either of its subsidiaries if the respective subsidiary is unable to make such payments, provided that such obligation is subordinated to any obligation to make payments on HECO's own preferred stock.


3.  COMMON STOCK
--------------------------------------------------------------------------------

   In 1995, 1994 and 1993 HECO issued 489,510, 554,857 and 897,111 shares of common stock to its parent, HEI, for $28 million, $30 million and $45 million, respectively.


4.  LONG-TERM DEBT
--------------------------------------------------------------------------------

   The first mortgage bonds are secured by separate indentures which purport to be liens on substantially all of the real and personal property now owned or hereafter acquired by the respective companies.

   The funds on deposit with trustees represent the undrawn proceeds from the issuance of the special purpose revenue bonds and earn interest at market rates. These funds are available only to pay for certain authorized construction projects and certain expenses related to the bonds.

   At December 31, 1995, the aggregate payments of principal required on long-term debt during the next five years are $30,000,000 in 1996, $13,000,000 in 1997, $30,000,000 in 1998, and nil in 1999 and 2000.

================================================================================
HAWAIIAN ELECTRIC COMPANY, INC. AND SUBSIDIARIES
--------------------------------------------------------------------------------

5.  SHORT-TERM BORROWINGS
--------------------------------------------------------------------------------

   Short-term borrowings from nonaffiliates at December 31, 1995 and 1994 had a weighted average interest rate of 6.1% and 6.3%, respectively, and consisted entirely of commercial paper.

   The Company maintained bank lines of credit which totaled approximately $145 million and $125 million at December 31, 1995 and 1994, respectively. The lines of credit support the issuance of commercial paper. There were no borrowings against any line of credit during 1995 and 1994.


6.  REGULATORY ASSETS
-------------------------------------------------------------------------------

   In accordance with SFAS No. 71, "Accounting for the Effects of Certain Types of Regulation," the Company's financial statements reflect assets and costs based on current cost-based rate-making regulations. Continued accounting under SFAS No. 71 requires that certain criteria be met. A utility's operations or portion of operations can cease to meet the criteria for various reasons, including a change in the method of regulation or a change in the competitive environment for regulated services. A utility whose operations or portion of operations cease to meet these criteria should discontinue application of SFAS No. 71 and write-off any regulatory assets and liabilities for those operations that no longer meet the requirements of SFAS No. 71. Management believes the Company's operations currently satisfy the SFAS No. 71 criteria. However, if events or circumstances should change so that the criteria are no longer satisfied, management believes that a material adverse effect on the Company's results of operations and financial position may result.

   Regulatory assets at December 31, 1995 and 1994 included the following deferred costs:

December 31                                               1995      1994
-----------                                              -------   -------
(in thousands)
Income taxes..........................................   $31,684   $23,427
Postretirement benefits other than pensions...........    30,426    34,032
Integrated resource planning costs....................     9,425     7,189
Unamortized debt expense on retired issuances.........     6,860     7,513
Vacation earned, but not yet taken....................     6,236     5,972
Preliminary plant costs on suspended project..........     5,759     5,768
Computer system development costs.....................     4,602     6,090
Other.................................................     2,122     2,533
                                                         -------   -------

                                                         $97,114   $92,524
                                                         =======   =======

   In 1995, the Company applied to the PUC for recovery of the preliminary plant costs on a suspended project.


7.  INCOME TAXES
--------------------------------------------------------------------------------

   The Company adopted the provisions of SFAS No. 109, "Accounting for Income Taxes," on January 1, 1993. The resulting change in the method of accounting for income taxes had no material effect on net income for 1993 primarily due to the regulated nature of the Company. Deferred income taxes payable arising from the

================================================================================
HAWAIIAN ELECTRIC COMPANY, INC. AND SUBSIDIARIES
--------------------------------------------------------------------------------

adoption of SFAS No. 109 are recoverable through future rates and have been recorded as a regulatory asset. In 1993, additional income tax expense of $828,000 was recognized under SFAS No. 109 as a result of the 1% increase in the maximum corporate income tax rate enacted by the Omnibus Budget Reconciliation Act of 1993.

   The components of income taxes charged to operating expenses were as follows:

Years ended December 31                          1995       1994       1993
-----------------------                        --------   --------   --------
(in thousands)
FEDERAL:
 Current...................................    $35,553    $37,422    $33,556
 Deferred..................................      9,761      2,133        432
 Deferred tax credits, net.................     (1,702)    (1,922)    (2,260)
                                               -------    -------    -------
                                                43,612     37,633     31,728
                                               -------    -------    -------
STATE:
 Current...................................      2,751      2,359      1,402
 Deferred..................................      1,658        315       (123)
 Deferred tax credits, net.................      2,698      3,513      4,000
                                               -------    -------    -------
                                                 7,107      6,187      5,279
                                               -------    -------    -------

Total......................................    $50,719    $43,820    $37,007
                                               =======    =======    =======

   Income tax benefits related to nonoperating activities, included in "Other, net" on the consolidated statements of income, amounted to $521,000, $232,000 and $109,000 for 1995, 1994 and 1993, respectively.

   A reconciliation between income taxes charged to operating expenses and the amount of income taxes computed at the federal statutory rate of 35% on income before income taxes and preferred stock dividends follows:

Years ended December 31                          1995       1994       1993
-----------------------                        --------   --------   --------
(dollars in thousands)
Amount at the federal statutory
 income tax rate..........................     $45,675    $39,420     $33,331
State income taxes on operating
 income, net of effect on federal
 income taxes.............................       4,620      4,022       3,431
Other.....................................         424        378         245
                                               -------    --------    -------
Income taxes charged to operating
 expenses.................................     $50,719    $43,820     $37,007
                                               =======    =======     ======

   The tax effects of temporary differences which give rise to deferred tax assets and liabilities were as follows:

December 31                                                1995       1994
-----------                                              --------   --------
(in thousands)
Deferred tax assets:
 Property, plant and equipment.......................    $  8,019   $  7,075
 Contributions in aid of construction and
   customer advances.................................      53,709     52,892
 Other...............................................      12,690     13,858
                                                         --------   --------
                                                           74,418     73,825
                                                         --------   --------
Deferred tax liabilities:
 Property, plant and equipment.......................     160,531    157,067
 Regulatory assets...................................      12,322      8,897
 Other...............................................      18,528     16,223
                                                         --------   --------
                                                          191,381    182,187
                                                         --------   --------

Deferred income taxes................................    $116,963   $108,362
                                                         ========   ========

================================================================================
HAWAIIAN ELECTRIC COMPANY, INC. AND SUBSIDIARIES
--------------------------------------------------------------------------------

   There was no valuation allowance provided for deferred tax assets as of December 31, 1995 and 1994.

   In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment.

   Based upon the level of historical taxable income and projections for future taxable income over the periods which the deferred tax assets are deductible, management believes it is more likely than not the Company will realize the benefits of these deductible differences.


8.  CASH FLOWS
-------------------------------------------------------------------------------

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION
-------------------------------------------------

   Cash paid during 1995, 1994 and 1993 for interest (net of capitalized amounts which were not material) and income taxes was as follows:

Years ended December 31                        1995      1994      1993
--------------------------                    -------   -------   -------
(in thousands)
Interest...................................   $36,161   $35,001   $31,875
                                              =======   =======   =======

Income taxes...............................   $43,148   $40,849   $34,796
                                              =======   =======   =======

SUPPLEMENTAL DISCLOSURES OF NONCASH ACTIVITIES
----------------------------------------------

   The allowance for equity funds used during construction, which was charged primarily to construction in progress, amounted to $10,202,000, $9,064,000 and $6,973,000 in 1995, 1994 and 1993, respectively.

   Effective in 1993, the Company recognized the estimated fair value of noncash contributions in aid of construction received in 1988 through 1993, which increased both plant and contributions in aid of construction by $26,105,000. The estimated fair value of noncash contributions amounted to $10,552,000 and $5,556,000 in 1995 and 1994, respectively.


9.  MAJOR CUSTOMERS
------------------------------------------------------------------------------

   HECO and its subsidiaries derived 10% of their operating revenues from the sale of electricity to various federal government agencies in 1995, 1994 and 1993. These revenues amounted to $97,175,000 in 1995, $89,479,000 in 1994 and
$90,614,000 in 1993.


10.  RETIREMENT BENEFITS
-------------------------------------------------------------------------------

PENSIONS
--------

   HECO and its subsidiaries participate in several of HEI's defined benefit pension plans which cover substantially all employees of HECO and its subsidiaries. Benefits are based on the employees' years of service and base compensation.

================================================================================
HAWAIIAN ELECTRIC COMPANY, INC. AND SUBSIDIARIES
--------------------------------------------------------------------------------

   The funded status of HECO and its subsidiaries' portion of the HEI pension plans and the amounts recognized in the consolidated financial statements were as follows:

December 31                                                   1995        1994
-----------                                                 ---------   --------
(in thousands)
Accumulated benefit obligation:
 Vested..................................................   $343,452    $285,605
 Nonvested...............................................     36,838      30,279
                                                            --------    --------

                                                            $380,290    $315,884
                                                            ========    ========

Projected benefit obligation.............................   $473,398    $388,150
Plan assets at fair value, primarily equity securities
 and fixed income investments............................    471,840     376,968
                                                            --------    --------

Projected benefit obligation in excess of plan assets....      1,558      11,182
Unrecognized prior service cost..........................       (177)       (240)
Unrecognized net gain....................................     14,235       9,316
Unrecognized net transition obligation...................    (16,878)    (19,153)
Adjustment required to recognize minimum liability.......        405         282
                                                            --------    --------

Accrued (prepaid) pension liability......................   $   (857)   $  1,387
                                                            ========    ========

   Plans with an accumulated benefit obligation exceeding plan assets at fair value were not material. For all pension plans, at December 31, 1995 and 1994, the assumed discount rate used to measure the projected benefit obligation was 7% and 8%, respectively.

   Net periodic pension cost included the following components:

Years ended December 31                               1995        1994        1993
-----------------------                             ---------   ---------   ---------
(in thousands)
Service cost-benefits earned during the period...   $ 12,701    $ 14,469    $  9,861
Interest cost on projected benefit obligation....     30,369      27,803      25,437
Actual loss (return) on plan assets..............    (99,313)     10,775     (53,703)
Amortization and deferral, net...................     66,253     (37,154)     33,564
                                                    --------    --------    --------

Net periodic pension cost........................   $ 10,010    $ 15,893    $ 15,159
                                                    ========    ========    ========

   Of these net periodic pension costs, $6,686,000, $10,801,000 and $9,663,000 were expensed in 1995, 1994 and 1993, respectively, and the remaining amounts were charged primarily to electric utility plant.

   The expected long-term rate of return on assets was 9% for 1995 and 8% for l994 and 1993. The assumed rate of increase in future compensation levels was 5% for 1995, 1994 and 1993.

   The transition obligation (the projected benefit obligation in excess of plan assets at January 1, 1987) is being amortized ratably over 16 years beginning in 1987.

POSTRETIREMENT BENEFITS OTHER THAN PENSIONS
-------------------------------------------

   The Company provides various postretirement benefits other than pensions to eligible employees upon retirement. Health and life insurance benefits are provided to eligible employees upon their retirement. Health benefits are provided with contributions by retirees toward costs based on their years of service and retirement date. Employees are eligible for these benefits if, upon retirement, they participate in one of the Company's defined benefit pension plans. The Company began funding some of these benefits in December 1994.

================================================================================
HAWAIIAN ELECTRIC COMPANY, INC. AND SUBSIDIARIES
--------------------------------------------------------------------------------



    In February 1992, the PUC opened a generic docket to determine whether SFAS No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions," should be adopted for rate-making purposes. Effective January 1, 1993, the Company adopted the provisions of SFAS No. 106. In November 1994, the PUC issued a decision and order (D&O) authorizing recovery of the full cost of postretirement benefits other than pensions effective January 1, 1995. The companies were required to fund the recovered SFAS No. 106 costs. The regulatory asset established from January 1, 1993 through December 31, 1994 for postretirement benefits other than pensions is being amortized ratably over 18 years beginning in 1995 for rate-making and financial reporting purposes. In December 1995, however, the PUC issued a D&O in a rate case proceeding which did not provide revenue to cover the Company's costs relating to postretirement executive life insurance and the Company wrote-off the regulatory asset relating to such costs, resulting in a 1995 after-tax charge of $1.l million.

   The funded status of the postretirement benefit plans and the amounts recognized in the consolidated financial statements were as follows:


December 31                                            1995         1994
-----------                                         ----------   ----------
(in thousands)
Accumulated postretirement benefit obligation:
 Retirees........................................   $  61,243    $  59,047
 Fully eligible active plan participants.........      43,895       34,261
 Other active plan participants..................      54,692       45,664
                                                    ---------    ---------

                                                      159,830      138,972
Plan assets at fair value, primarily fixed
 income investments..............................      23,357        2,732
                                                    ---------    ---------
Accumulated postretirement benefit obligation
 in excess of plan assets........................     136,473      136,240
Unrecognized net gain............................       3,013        7,816
Unrecognized net transition obligation...........    (106,492)    (112,756)
                                                    ---------    ---------

Accrued postretirement benefits liability........   $  32,994    $  31,300
                                                    =========    =========

   At December 31, 1995 and 1994, the assumed discount rate used to measure the accumulated postretirement benefit obligation was 7% and 8%, respectively. For 1995, 1994 and 1993, the assumed rate of increase in future compensation levels was 5%.

   Net periodic postretirement benefit cost included the following components:

Years ended December 31                         1995      1994      1993
-----------------------                       --------   -------   -------
(in thousands)
Service cost...............................   $ 4,878    $ 4,642   $ 5,115
Interest cost..............................    10,836      9,284    10,426
Actual return on plan assets ..,...........      (937)        --        --
Amortization and deferral, net.............     6,605      6,264     6,264
                                              -------    -------   -------

Net periodic postretirement benefit cost...   $21,382    $20,190   $21,805
                                              =======    =======   =======

   Of the net periodic postretirement benefit costs, $2,573,000 and $2,362,000 were expensed in 1994 and 1993, respectively, and the remaining amounts were charged primarily to regulatory assets, and also to electric utility plant and other accounts. In 1995, $15,351,000 was expensed, and the remaining amount was charged primarily to electric utility plant.

   For 1995, the expected long-term rate of return on assets for trusts which were not subject to federal income taxes was 9%. At December 31, 1995, trusts holding plan assets with a fair value of $5.9 million were subject to income taxes at a

================================================================================
HAWAIIAN ELECTRIC COMPANY, INC. AND SUBSIDIARIES
--------------------------------------------------------------------------------


rate of 45%. The after-tax expected long-term rate of return on these plan assets was 6% for 1995.

   At December 31, 1995, the assumed health care trend rates for 1996 and future years were as follows: medical, 6.5%; dental, 5.0% and vision, 4.0%. The health care cost trend rate assumption can have a significant effect on the amounts reported. For example, a 1% increase in the trend rate for health care costs would have increased the accumulated postretirement benefit obligation at December 31, 1995 by approximately $22 million and the service and interest costs for 1995 by approximately $3 million.

   The transition obligation (the accumulated postretirement benefit obligation at January 1, 1993) is being amortized ratably over 20 years beginning in 1993.


11.  COMMITMENTS AND CONTINGENCIES
-------------------------------------------------------------------------------


INTERIM RATE INCREASES
----------------------

   Amounts recovered under interim rates in excess of final approved rates are subject to refund with interest. In December 1995, HECO received final PUC authorization approving an increase in annual revenues of $9 million ($10 million less than the interim increases), effective January 1, 1995, and HECO recorded a refund of $10 million including interest, which will be returned to customers in the first half of 1996. At December 31, 1995, other previously recorded revenue amounts recognized under interim rate increases and subject to refund were not significant.

FUEL CONTRACTS AND OTHER PURCHASE COMMITMENTS
---------------------------------------------

   HECO and its subsidiaries have contractual agreements to purchase minimum amounts of 0.5% sulfur and 2.0% sulfur residual fuel oils and 0.4% sulfur diesel fuel through 1997 at prices which are tied to the market prices of petroleum products as reported in Singapore, Los Angeles and the U.S. Pacific Northwest, respectively. Based on the average price per barrel prevailing on January 1, 1996, the estimated amount of required purchases for 1996 is $203 million. The actual cost in 1996 could vary substantially from this estimate as a result of changes in market prices and other factors. HECO and its subsidiaries purchased $194 million, $186 million and $205 million of fuel under these or prior contractual agreements in 1995, 1994 and 1993, respectively. New contracts to replace expiring ones are expected to be entered into in the normal course of business.

   At December 31, 1995, the Company had purchase commitments, other than fuel and power purchase contracts, amounting to approximately $75 million.

POWER PURCHASE AGREEMENTS
-------------------------

   As of December 31, 1995, the Company had power purchase agreements for 469 megawatts (MW) of firm capacity, representing approximately 22% of their total generating capabilities and purchased power firm capacities. Rate recovery is allowed for energy and firm capacity payments under these agreements. Assuming that each of the agreements remains in place and the minimum availability criteria in the power purchase agreements are met, aggregate minimum fixed capacity charges are expected to be approximately $109 million in each of 1996 and 1997, $106 million in 1998, $109 million in 1999, $102 million in 2000 and $2.0 billion thereafter.

   In general, payments under the power purchase agreements for 469 MW of firm capacity are based upon available capacity and energy. Payments for capacity generally are not required if the contracted capacity is not available, and payments are reduced, under certain conditions, if available capacity drops below

================================================================================
HAWAIIAN ELECTRIC COMPANY, INC. AND SUBSIDIARIES
--------------------------------------------------------------------------------

contracted levels. In general, the payment rates for capacity have been pre-determined for the terms of the agreements. The energy payment will vary over the terms of the agreements and the Company may pass on changes in the fuel component of the energy charges to customers through energy cost adjustment clauses in its rate schedules. The Company does not operate nor participate in the operation of any of the facilities that provide power under the agreements. Title to the facilities does not pass to the Company upon expiration of the agreements, and the agreements do not contain bargain purchase options with respect to the facilities.

HECO POWER OUTAGE
-----------------

   On April 9, 1991, HECO experienced a power outage that affected all customers on the island of Oahu. Approximately 1,500 pending claims involving personal injury or economic loss, such as lost profits, because of the outage will be disposed of on a case by case basis and are not expected to have a material adverse effect on the Company's financial condition or results of operations.

   Seven direct or indirect business customers filed a lawsuit against HECO on behalf of themselves and an alleged class, claiming $75 million in compensatory damages and additional unspecified amounts for punitive damages because of the outage. The judge in the case ruled that the case would not be certified as a class action. In January 1996, the case was dismissed pursuant to an immaterial cash settlement.

   In April 1991, the PUC initiated an investigation of the April 9, 1991 outage, which was consolidated with a pending investigation of an outage that occurred in 1988. Management cannot predict the timing and outcome of any PUC D&O that may be issued, if any, with respect to the outages.

HELCO POWER SITUATION
---------------------

   In the past few years, HELCO's reserve margin has been relatively low. HELCO needs additional generating capacity and has been proceeding with plans to install two 20-MW combustion turbines, followed by an 18-MW heat steam recovery generator, at which time these units would be converted to a 56-MW (net) combined-cycle unit. However, installation has been delayed because HELCO has encountered procedural and other difficulties in obtaining the necessary Conservation District Use Permit amendment (CDUP) and air permit that would allow the 56-MW unit to be constructed.

   In late 1995, a contested case hearing with respect to the CDUP was conducted and the hearing officer recommended denial of the CDUP application. The Hawaii Board of Land and Natural Resources (BLNR) may decide to adopt, modify, or reject the hearing officer's recommendation. The BLNR is scheduled to make a decision on HELCO's CDUP application by March 27, 1996. If the BLNR denies HELCO's application, this would delay, if not prevent, installation of HELCO's project at the 15-acre site.

   The Hawaii Department of Health (DOH) forwarded HELCO's air permit to the Environmental Protection Agency (EPA) for its approval. In a November 1995 letter to the DOH, the EPA declined to sign HELCO's air permit. HELCO requested that the EPA reconsider this decision and the EPA agreed to reconsider based on additional information supplied by HELCO. In a second letter dated February 6, 1996, the EPA set forth information to be considered by HELCO which it feels may address HELCO's concerns regarding the emission control technology to be used, and stated that it would continue discussions with HELCO at a later date. If the EPA does not sign the permit issued by the DOH, this would delay, if not prevent, HELCO's project.

================================================================================
HAWAIIAN ELECTRIC COMPANY, INC. AND SUBSIDIARIES
--------------------------------------------------------------------------------

   Two independent power producers (IPPs) have filed separate complaints against HELCO with the PUC, alleging that they are entitled to power purchase contracts to provide HELCO with additional capacity which, under HELCO's current estimates of generating capacity requirements, would be in place of the planned 56-MW addition by HELCO. In September 1995, HELCO provided proposals to the two IPPs, and further negotiations have been undertaken. On January 26, 1996, the PUC ordered that the complaint docket filed by one of the IPPs be reopened. HELCO and the IPP are to seek PUC guidance on negotiation issues if a contract has not been finalized by March 11, 1996.

   If HELCO's negotiations with the IPPs result in a power purchase agreement and/or if HELCO's combined-cycle unit is not installed, HELCO may be required to write-off a portion of the costs incurred in its efforts to put into service its combined-cycle unit ($43 million as of December 31, 1995) if such costs ultimately are not recoverable from customers or others. The $43 million includes equipment purchases, planning and engineering costs and an allowance for funds used during construction. Management cannot determine at this time whether the negotiations with the IPPs will result in a power purchase agreement or the amount of incurred costs, if any, that may not be recoverable from customers or others.

12.  REGULATORY RESTRICTIONS ON DISTRIBUTIONS TO PARENT
-------------------------------------------------------------------------------

   At December 31, 1995, net assets (assets less liabilities) of approximately $327 million were not available for transfer to HEI in the form of dividends, loans or advances without regulatory approval.

13.  RELATED-PARTY TRANSACTIONS
-------------------------------------------------------------------------------

   HEI charged HECO and its subsidiaries for general management and administrative services totaling $2,469,000, $2,417,000 and $2,258,000 in 1995,
1994 and 1993, respectively. The amounts charged by HEI to its subsidiaries are allocated primarily on the basis of actual labor hours.

   HEI also charged HECO for data processing services totaling $3,461,000, $3,554,000 and $3,563,000 in 1995, 1994 and 1993, respectively.

   HECO's borrowings from HEI totaled $7,000,000 and nil at December 31, 1995 and 1994, respectively. The interest charged on short-term borrowings from HEI is computed based on HECO's short-term borrowing interest rate. Interest charged by HEI to HECO totaled $621,000, $77,000 and $1,795,000 in 1995, 1994 and 1993, respectively.

14.  SIGNIFICANT GROUP CONCENTRATIONS OF CREDIT RISK
--------------------------------------------------------------------------------

   HECO and its subsidiaries are operating electric public utilities engaged in business on the islands of Oahu, Hawaii, Maui, Lanai and Molokai in the State of Hawaii. HECO and its subsidiaries grant credit to customers, all of whom reside or conduct business in the State of Hawaii.

15.  FAIR VALUE OF FINANCIAL INSTRUMENTS
--------------------------------------------------------------------------------

   The following methods and assumptions were used to estimate the fair value of each applicable class of financial instruments for which it is practicable to estimate that value:

CASH AND EQUIVALENTS
--------------------

   The carrying amount approximates fair value because of the short maturity of these instruments.

================================================================================
HAWAIIAN ELECTRIC COMPANY, INC. AND SUBSIDIARIES
--------------------------------------------------------------------------------

NOTES RECEIVABLE
----------------

   Fair value is estimated by discounting future cash flows using rates offered by local lending institutions for loans of similar terms to companies with comparable credit risk.

SHORT-TERM BORROWINGS
---------------------

   The carrying amount approximates fair value because of the short maturity of these instruments.

LONG-TERM DEBT
--------------

   Fair value is estimated based on the quoted market prices for the same or similar issues of debt.

CUMULATIVE PREFERRED STOCK SUBJECT TO MANDATORY REDEMPTION
----------------------------------------------------------

   There are no quoted market prices for the Company's preferred stocks. Fair value is estimated based on quoted market prices for similar issues of preferred stock.

   The estimated fair values of the Company's financial instruments were as follows:

December 31                                      1995                  1994
-----------                              --------------------   --------------------
                                                    Estimated              Estimated
                                         Carrying     fair      Carrying     fair
                                          amount      value      amount      value
                                         --------   ---------   --------   ---------
(in thousands)
FINANCIAL ASSETS:
 Cash and equivalents.................   $     20    $     20   $ 10,694    $ 10,694
 Notes receivable.....................      6,825       6,760         --          --

FINANCIAL LIABILITIES:
 Short-term borrowings from
   nonaffiliates and affiliate........    138,753     138,753    117,866     117,866
 Long-term debt, net, including
   amounts due within one year........    517,209     529,132    489,586     461,082

Cumulative preferred stock subject
 to mandatory redemption, including
 sinking fund requirements............     41,750      43,737     44,844      46,478

LIMITATIONS
-----------

   Fair value estimates are made at a specific point in time, based on relevant market information and information about the financial instrument. These estimates do not reflect any premium or discount that could result from offering for sale at one time the Company's entire holdings of a particular financial instrument. Because no market exists for a significant portion of the Company's financial instruments, fair value estimates cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

   Fair value estimates are based on existing financial instruments without attempting to estimate the value of anticipated future business and the value of assets and liabilities that are not considered financial instruments. In addition, the tax ramifications related to the realization of the unrealized gains and losses can have a significant effect on fair value estimates and have not been considered.

================================================================================
HAWAIIAN ELECTRIC COMPANY, INC. AND SUBSIDIARIES
--------------------------------------------------------------------------------


16.  SUMMARIZED FINANCIAL INFORMATION
--------------------------------------------------------------------------------

    Summarized financial information for HECO's consolidated subsidiaries, HELCO and MECO, was as follows:

HAWAII ELECTRIC LIGHT COMPANY, INC.

December 31                                             1995       1994
-----------                                           --------   --------
(in thousands)
BALANCE SHEET DATA
Current assets....................................    $ 23,485   $ 25,151
Noncurrent assets.................................     368,785    335,725
                                                      --------   --------
                                                      $392,270   $360,876
                                                      ========   ========

Common stock equity...............................    $136,930   $120,908
Cumulative preferred stock:
  Not subject to mandatory redemption.............      10,000     10,000
  Subject to mandatory redemption.................       7,500      7,800
Current liabilities...............................      64,233     59,787
Noncurrent liabilities............................     173,607    162,381
                                                      --------   --------
                                                      $392,270   $360,876
                                                      ========   ========

Years ended December 31                        1995       1994       1993
-----------------------                    --------   --------   --------
(in thousands)
INCOME STATEMENT DATA
Operating revenues.......................  $135,730   $128,706   $113,579
Operating income.........................    15,959     11,821     11,902
Net income for common stock..............    13,109      8,420      5,807

==============================================================================

MAUI ELECTRIC COMPANY, LIMITED

December 31                                             1995       1994
-----------                                           --------   --------
(in thousands)
BALANCE SHEET DATA
Current assets....................................    $ 27,161   $ 29,204
Noncurrent assets.................................     306,191    272,019
                                                      --------   --------
                                                      $333,352   $301,223
                                                      ========   ========

Common stock equity...............................    $126,458   $108,313
Cumulative preferred stock:
  Not subject to mandatory redemption.............       8,000      8,000
  Subject to mandatory redemption.................       6,055      6,545
Current liabilities...............................      57,551     34,197
Noncurrent liabilities............................     135,288    144,168
                                                      --------   --------
                                                      $333,352   $301,223
                                                      ========   ========

Years ended December 31                        1995       1994       1993
-----------------------                    --------   --------   --------
(in thousands)
INCOME STATEMENT DATA
Operating revenues......................   $128,707   $120,966   $114,256
Operating income........................     16,575     16,251     13,518
Net income for common stock.............     11,798     10,196      9,274

================================================================================
HAWAIIAN ELECTRIC COMPANY, INC. AND SUBSIDIARIES
--------------------------------------------------------------------------------

17.  CONSOLIDATED QUARTERLY FINANCIAL INFORMATION (UNAUDITED)
--------------------------------------------------------------------------------

   Selected quarterly consolidated financial information for 1995 and 1994 was as follows:

                                          Quarter ended
-------------------------------------------------------------------------------------    Year ended
1995                       March 31       June 30        Sept. 30          Dec. 31         Dec. 31
-------------------------------------------------------------------------------------    ----------
(in thousands)
Operating revenues......   $231,176      $242,646        $260,123        $248,045/1/       $981,990

Operating income........     23,206        24,505          32,264          22,747/1/        102,722

Net income for common
  stock.................     15,800        17,540          24,819          14,738/1/         72,897
===================================================================================================
1994
---------------------------------------------------------------------------------------------------
(in thousands)
Operating revenues......   $200,098      $217,884/2/     $247,844/2,3/   $241,482/2,3/     $907,308

Operating income........     16,132        21,635/2/       25,708/2,3/     23,837/2,3/       87,312

Net income for common
  stock.................      9,276        15,188/2/       19,328/2,3/     17,853/2,3/       61,645
====================================================================================================

/1/ Includes accrual for amounts refundable to customers for the amounts recovered under interim rates in 1995 in excess of final approved rates, with interest.

/2/ Includes interim rate increases granted to HECO, primarily to cover the costs of new facilities and equipment.

/3/ Includes interim rate increases granted to HELCO, primarily to cover the costs of plant and equipment and operating costs necessary to maintain and improve service.

INDEPENDENT AUDITORS' REPORT
================================================================================


To the Board of Directors
 and Stockholder
Hawaiian Electric Company, Inc.:


We have audited the accompanying consolidated balance sheets and consolidated statements of capitalization of Hawaiian Electric Company, Inc. (a wholly owned subsidiary of Hawaiian Electric Industries, Inc.) and subsidiaries as of December 31, 1995 and 1994, and the related consolidated statements of income, retained earnings and cash flows for each of the years in the three-year period ended December 31, 1995. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

   We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe our audits provide a reasonable basis for our opinion.

   In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Hawaiian Electric Company, Inc. and subsidiaries as of December 31, 1995 and 1994, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 1995 in conformity with generally accepted accounting principles.



/s/ KPMG Peat Marwick LLP

Honolulu, Hawaii
January 25, 1996


DIRECTORS AND OFFICERS
======================================================================================
HAWAIIAN ELECTRIC                    HAWAII ELECTRIC LIGHT      MAUI ELECTRIC COMPANY,
COMPANY, INC.                        COMPANY, INC.              LIMITED
=====================================================================================
                                     DIRECTORS
(_) Indicates age and year indicates
    first elected or appointed./1/

Edwin L. Carter/2/ (70), 1996        T. Michael May             T. Michael May
Robert F. Clarke (53), 1990          Richard Henderson          Gladys C. Baisa
Richard Henderson (67), 1970         Warren H. W. Lee           Thomas J. Jezierny
Mildred D. Kosaki/2/ (71), 1973      Denzil W. Rose             Sanford J. Langa
T. Michael May (48), 1995            Donald K. Yamada           B. Martin Luna
Paul A. Oyer (55), 1985                                         Anne M. Takabuki
Diane J. Plotts/2/ (60), 1991
Paul C. Yuen/2/ (67), 1993

---------------------------
/1/ All directors serve one year terms.
/2/ Audit Committee member.


                                        OFFICERS


HAWAIIAN ELECTRIC                    HAWAII ELECTRIC LIGHT      MAUI ELECTRIC COMPANY,
COMPANY, INC.                        COMPANY, INC.              LIMITED

ROBERT F. CLARKE                     T. MICHAEL MAY             T. MICHAEL MAY
Chairman of the Board                Chairman of the Board      Chairman of the Board

T. MICHAEL MAY                       WARREN H. W. LEE           THOMAS J. JEZIERNY
President and Chief                  President                  President
Executive Officer
                                     PAUL A. OYER               PAUL A. OYER
JACKIE MAHI ERICKSON                 Financial Vice President   Financial Vice President
Vice President-General               and Treasurer              and Treasurer
Counsel and Government
Relations                            EDWARD Y. HIRATA           EDWARD Y. HIRATA
                                     Vice President             Vice President
CHARLES M. FREEDMAN
Vice President-Corporate             MOLLY M. EGGED             MOLLY M. EGGED
Excellence                           Secretary                  Secretary

EDWARD Y. HIRATA                     MICHAEL F. H. CHANG        MARVIN A. HAWTHORNE
Vice President-Regulatory            Assistant Treasurer        Assistant Treasurer
Affairs
                                     PAUL N. FUJIOKA            DUANE T. HAYASHI
GEORGE T. IWAHIRO                    Assistant Treasurer        Assistant Treasurer
Vice President-Energy
Delivery                             MARVIN A. HAWTHORNE        STANLEY T. NAKAMOTO
                                     Assistant Treasurer        Assistant Treasurer
THOMAS L. JOAQUIN
Vice President-Power Supply          DEORNA L. IKEDA            MICHAEL E. KAM
                                     Assistant Treasurer        Assistant Treasurer
RICHARD L. O'CONNELL
Vice President-Customer              WILLIAM J. STORMONT        EILEEN S. WACHI
Operations                           Assistant Secretary        Assistant Secretary

PAUL A. OYER
Financial Vice President
and Treasurer

ERNEST T. SHIRAKI
Controller

MOLLY M. EGGED
Secretary

MARVIN A. HAWTHORNE
Assistant Treasurer

                                      33